EXHIBIT 99.1

Westport Reports Second Quarter 2024 Financial Results and Revises Segment Reporting

VANCOUVER, British Columbia, Aug. 13, 2024 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, reported financial results for the second quarter ended June 30, 2024, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

“In the second quarter of 2024, we remained focused on implementing the Company’s three strategic pillars: harnessing the potential of our HPDI joint venture, enhancing operational excellence, and continuous innovation to shape the world’s hydrogen-powered future. We celebrated several accomplishments consistent with our priorities and continue to recognize we have more work to do. The closing of our HPDI joint venture with Volvo Group in June was a transformational step forward and represents one of many steps we are taking to evolve the Company. Our financial results in the quarter were strong, with results from our cost cutting initiatives, along with recent growth projects delivering demonstrated margin improvement.

On July 4th, together with Volvo Group, we celebrated our partnership for the future of HPDI. By combining their extensive expertise in commercial vehicle manufacturing with our innovative fuel system technology, we are creating a powerful force for change. Together we are committed to delivering sustainable, efficient, and economically viable solutions for long-haul transportation.

Finally, our evolving business strategy has long recognized the value of strategic partnerships, and our collaboration within the HPDI joint venture exemplifies this approach. By aligning with the right partners, we amplify our strengths and leverage shared expertise to drive innovation more efficiently and effectively. As we continue to adapt and refine our focus, we have restructured our business into five key segments – HPDI JV, Light-Duty, High-Pressure Controls and Systems, Heavy-Duty OEM and Corporate. This reorganization strengthens the alignment between our competitive strategy and internal operations, positioning us to deliver sustainable, profitable growth over time. Our new structure empowers our team to be more agile, accountable, and sharply focused on achieving our long-term goals."

Dan Sceli, Chief Executive Officer, Westport Fuel Systems

Q2 2024 Highlights

  Revenues decreased by 2% to $83.4 million compared to $85.0 million in the same quarter last year, primarily driven by decreased sales volumes in our Light-Duty segment. This was partially offset by increased sales volume in our High-Pressure Controls and Systems and Heavy-Duty Original Equipment Manufacturer ("OEM") segments in the quarter. Revenue for the three months ended June 30, 2024 includes two months of revenue from Heavy-Duty OEM.
  Net income of $5.8 million for the quarter compared to net loss of $13.2 million for the same quarter last year. This was primarily the result of a $13.3 million gain on deconsolidation of the HPDI business and formation of the HPDI joint venture ("HPDI JV") with Volvo Group, improvement in gross margin of $2.7 million, decrease in foreign exchange loss by $2.3 million and depreciation and amortization by $1.3 million, partially offset by an increase in research and development expenditures of $0.8 million.
  Adjusted EBITDA[1] of negative $2.0 million compared to negative $4.0 million for the same period in 2023.
  Cash and cash equivalents were $41.5 million at the end of the second quarter 2024. Cash provided by operating activities was $1.5 million, primarily driven by net cash generated from working capital of $4.5 million, partially offset by operating losses in the quarter. Investing activities included the sale of investments for $20.4 million related to partial sale of our ownership interest in the HPDI JV and the Minda Westport JV, offset by cash capital contributions into the newly formed HPDI JV of $9.9 million and the purchase of capital assets of $5.4 million. Cash used in financing activities was primarily attributed to net debt repayments of $8.9 million in the period. An additional $8.4 million related to the closing of the HPDI JV was received following the end of the second quarter.
  Announced the closing the HPDI joint venture with Volvo Group, working together to accelerate the commercialization and global adoption of the HPDI™ fuel system technology for long-haul and off-road applications.
CONSOLIDATED RESULTS
($ in millions, except per share amounts)			Over / (Under) %			Over / (Under) %
	2Q24	2Q23		1H24	1H23
Revenues	$83.4	$85.0	(2)%	$161.0	$167.3	(4)%
Gross Margin(2)	17.1	14.4	19%	28.8	27.7	4%
Gross Margin %	21%	17%		18%	17%
Income (loss) from Investments Accounted for by the Equity Method(1)	(0.7)	0.1	(800)%	(0.7)	0.2	(450)%
Net Income (Loss)	$5.8	$(13.2)	144%	$(7.8)	$(23.8)	67%
Net Income (Loss) per Share - Basic	$0.34	$(0.77)	144%	$(0.45)	$(1.39)	68%
Net Income (Loss) per Share - Diluted	$0.33	$(0.77)	143%	$(0.45)	$(1.39)	68%
EBITDA(2)	$9.0	$(10.1)	189%	$(0.2)	$(16.4)	99%
Adjusted EBITDA(2)	$(2.0)	$(4.0)	50%	$(8.6)	$(8.5)	(1)%

(1) This includes income from our Minda Westport Technologies Limited joint ventures.

(2) Gross margin, EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Revised Segment Reporting

Aligning with Westport's evolving business strategy, the Company has refined its business operations and decision-making. Beginning with the second quarter of 2024, Westport will report results under five reportable segments: HPDI JV, Light-Duty, High-Pressure Controls and Systems, Heavy-Duty OEM and Corporate. Financial results from the HPDI joint venture are being accounted for under the equity method of accounting for investments and are also supported by enhanced disclosures in the Company's Management Discussion and Analysis as well as in the Company's condensed consolidated financial statements. The new segments are aligned more strongly with Westport's strategic priorities and provide enhanced disclosure regarding the High-Pressure Controls and Systems and Light-Duty businesses.

Our High-Pressure Controls and Systems segment is at the forefront of the clean energy revolution, designing, developing, and producing high-demand components for transportation and industrial applications. We partner with the world's leading fuel cell and hydrogen engine manufacturers and companies committed to decarbonizing transport, offering versatile solutions that serve a variety of fuel types. While hydrogen is key to the future decarbonization of transport, our components and solutions are already powering emission reducing innovation today across a range of gaseous fuels. While we're still small, our strategic position and innovative capabilities put us on the cusp of significant growth, ensuring we're the go-to choice for those shaping the future of clean energy, today and tomorrow.

Our Light-Duty segment manufactures LPG and CNG fuel storage solutions and supplies fuel storage tanks to the aftermarket, OEM, and other market segments across a wide range of brands. The Light-Duty segment includes the consolidated results from our delayed OEM, independent aftermarket, light-duty OEM operations and electronics businesses.

Our Heavy-Duty OEM business represents historical results from our heavy-duty business for the period January 1 until the formation of the joint venture which occurred on June 3, 2024 and for comparative purposes, for the period January 1 to June 30, 2023. Following the close of the HPDI JV in June 2024, the results of this business are reflected in the HPDI JV business segment. Going forward, the Heavy-Duty OEM segment will reflect revenue earned from a transitional services agreement in place with the HPDI joint venture. This transitional services agreement is intended to support the HPDI joint venture in the short-term as the organization transitions to its own operating entity.

The Company has recast previously reported quarterly segment financial information for the years ended December 31, 2022 and 2023 along with the first quarter of 2024 to reflect the new segments. The change in reporting has no impact on consolidated historical financial results. The recast financial information can be found under the supplemental information section of this press release.

Segment Information

Light-Duty Segment

Revenue for the three and six months ended June 30, 2024 was $69.5 million and $132.7 million, respectively, compared with $73.7 million and $140.2 million for the three and six months ended June 30, 2023.

Light-Duty revenue decreased by $4.2 million for the three months ended June 30, 2024 compared to the prior year quarter and decreased by $7.5 million for the six months ended June 30, 2024 compared to the prior year period. This was primarily driven by a decrease in sales in our delayed OEM, independent aftermarket and fuel storage businesses, and partially offset by increases in sales in our light-duty OEM and electronics businesses.

Gross margin increased by $2.4 million to $15.1 million, or 22% of revenue, for the three months ended June 30, 2024 compared to $12.7 million, or 17% of revenue, for the three months ended June 30, 2023. This was primarily driven by a change in sales mix with increases in sales to European customers and reduction in sales to developing regions.

Gross margin increased by $2.5 million to $27.5 million, or 21% of revenue, for the six months ended June 30, 2024 compared to $25.0 million, or 18% of revenue, for the six months ended June 30, 2023.

High-Pressure Controls and Systems Segment

Revenue for the three and six months ended June 30, 2024 was $3.4 million and $5.8 million, respectively, compared with $2.8 million and $5.7 million for the three and six months ended June 30, 2023. The increase in revenue for the three months ended June 30, 2024 compared to the prior year quarter was primarily driven by increased sales volumes in product and service revenue.

Gross margin increased by $0.1 million to $0.7 million, or 21% of revenue, for the three months ended June 30, 2024 compared to $0.6 million or 21% of revenue, for the three months ended June 30, 2023.

Gross margin decreased by $0.3 million to $1.1 million, or 19% of revenue, for the six months ended June 30, 2024 compared to $1.4 million, or 25% of revenue, for the six months ended June 30, 2023. The decrease in gross margin was primarily related to higher production overhead costs related to the development of new products.

Heavy-Duty OEM Segment

Revenues for the three and six months ended June 30, 2024 includes revenue until the closing of the transaction to form the HPDI JV, which occurred June 3, 2024. Revenue for the three and six months ended June 30, 2024 was $10.5 million and $22.5 million, respectively, compared with $8.5 million and $21.4 million for the three and six months ended June 30, 2023. The increase in revenue for the three months ended June 30, 2024 primarily relates to an increase in product and engineering sales for the two months when the Company wholly owned the HPDI business. Additionally, there is one month of inventory sales from the Company to HPDI JV for $0.5 million under the transitional services agreement.

Gross margin increased by $0.2 million to $1.3 million, or 12% of revenue, for the three months ended June 30, 2024 compared to $1.1 million or 13% of revenue, for the three months ended June 30, 2023.

Gross margin decreased by $1.1 million to $0.2 million, or 1% of revenue, for the six months ended June 30, 2024 compared to $1.3 million, or 6% of revenue, for the six months ended June 30, 2023.

Selected HPDI JV Statements of Operations Data

We account for the HPDI JV using the equity method of accounting for investments.

The following table sets forth a summary of the financial results of HPDI JV for the period June 3, 2024 to June 30, 2024:

	Three months ended June 30,		Change		Six months ended June 30,		Change
(in millions of U.S. dollars)	2024	2023	$	%	2024	2023	$	%
Total revenue	$4.1	$—	$4.1	—%	$4.1	$—	$4.1	—%
Gross margin[1]	$0.2	$—	$0.2	—%	$0.2	$—	$0.2	—%
Gross margin %	5%	—%			5%	—%
Loss before income taxes	$(2.0)	$—	$(2.0)	—%	$(2.0)	$—	$(2.0)	—%
Net loss attributable to the Company	$(1.1)	$—	$—	—%	$(1.1)	$—	$—	—%

(1) Gross margin is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

SEGMENT RESULTS	Three months ended June 30, 2024
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
Light-Duty	$69.5	$3.3	$1.5	$0.5
High-Pressure Controls & Systems	3.4	(0.9)	0.1	—
Heavy-Duty OEM	10.5	(2.3)	—	—
Corporate	—	(5.4)	0.1	(1.2)
HPDI JV	4.1	(2.0)	0.3	—
Total segment	87.5	(7.3)	2.0	(0.7)
Less: HPDI JV	4.1	(2.0)	0.3	—
Total consolidated	$83.4	$(5.3)	$1.7	$(0.7)

SEGMENT RESULTS	Three months ended June 30, 2023
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
Light-Duty	$73.7	$(1.8)	$1.7	$0.1
High-Pressure Controls & Systems	2.8	(0.6)	0.1	—
Heavy-Duty OEM	8.5	(3.3)	1.1	—
Corporate	—	(4.5)	0.1	—
HPDI JV	—	—	—	—
Total segment	85.0	(10.2)	3.0	0.1
Less: HPDI JV	—	—	—	—
Total Consolidated	$85.0	$(10.2)	$3.0	$0.1

Q2 2024 Conference Call
Westport has scheduled a conference call on August 14, 2024, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call please register at https://register.vevent.com/register/BIe166497326ef478e85dda36eea3f3316. The live webcast of the conference call can be accessed through the Westport website at https://investors.wfsinc.com/.

The webcast will be archived on Westport’s website and a replay will be available at https://investors.wfsinc.com beginning August 15, 2024

Financial Statements and Management's Discussion and Analysis
To view Westport financials for the second quarter ended June 30th, 2024, please visit https://investors.wfsinc.com/financials/

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, ongoing supply chain challenges as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of gross margin, gross margin as a percentage of revenue, net income, EBITDA and Adjusted EBITDA. The Company defines gross margin as revenue less cost of revenue. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The terms gross margin, gross margin as a percentage of revenue, EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

Gross margin and Gross margin as percentage of Revenue
(expressed in millions of U.S. dollars)	2Q23	3Q23	4Q23	1Q24	2Q24
Three months ended
Revenue	$85.0	$77.4	$87.2	$77.6	$83.4
Less: Cost of revenue	70.6	64.2	79.2	65.9	66.3
Gross margin	14.4	13.2	8.0	11.7	17.1
Gross margin %	16.9%	17.1%	9.2%	15.1%	20.5%

EBITDA and Adjusted EBITDA
(expressed in millions of U.S. dollars)	2Q23	3Q23	4Q23	1Q24	2Q24
Three months ended
Income (Loss) before income taxes	$(13.0)	$(12.0)	$(14.0)	$(12.9)	$6.8
Interest expense (income), net	(0.1)	0.2	(0.2)	0.5	0.5
Depreciation and amortization	3.0	3.2	3.3	3.2	1.7
EBITDA	(10.1)	(8.6)	(10.9)	(9.2)	9.0
Stock based compensation	0.8	(0.3)	1.4	0.3	1.2
Unrealized foreign exchange (gain) loss	2.4	1.4	(0.9)	1.8	0.1
Loss on extinguishment of royalty payable	2.9	—	—	—	—
Severance costs	—	4.5	—	0.5	0.2
Gain on deconsolidation	—	—	—	—	(13.3)
Restructuring costs	—	—	—	—	0.8
Impairment of long-term investments	—	—	0.4	—	—
Adjusted EBITDA	$(4.0)	$(3.0)	$(10.0)	$(6.6)	$(2.0)

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Balance Sheets (unaudited) (Expressed in thousands of United States dollars, except share amounts) June 30, 2024 and December 31, 2023

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$41,522	$54,853
Accounts receivable	93,789	88,077
Inventories	56,407	67,530
Prepaid expenses	6,482	6,323
Total current assets	198,200	216,783
Long-term investments	45,647	4,792
Property, plant and equipment	40,351	69,489
Operating lease right-of-use assets	19,859	22,877
Intangible assets	6,032	6,822
Deferred income tax assets	10,637	11,554
Goodwill	2,966	3,066
Other long-term assets	9,438	20,365
Total assets	$333,130	$355,748
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$103,703	$95,374
Current portion of operating lease liabilities	2,435	3,307
Short-term debt	3,351	15,156
Current portion of long-term debt	14,464	14,108
Current portion of warranty liability	4,448	6,892
Total current liabilities	128,401	134,837
Long-term operating lease liabilities	17,382	19,300
Long-term debt	26,363	30,957
Warranty liability	1,269	1,614
Deferred income tax liabilities	3,326	3,477
Other long-term liabilities	4,864	5,115
Total liabilities	181,605	195,300
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
17,258,364 (2023 - 17,174,502) common shares issued and outstanding	1,245,651	1,244,539
Other equity instruments	9,193	9,672
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,082,265)	(1,074,434)
Accumulated other comprehensive loss	(32,570)	(30,845)
Total shareholders' equity	151,525	160,448
Total liabilities and shareholders' equity	$333,130	$355,748

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue	$83,386	$85,022	$160,960	$167,262
Cost of revenue and expenses:
Cost of revenue	66,264	70,653	132,115	139,532
Research and development	6,560	5,785	14,253	13,048
General and administrative	11,603	10,546	21,956	20,314
Sales and marketing	3,440	4,820	6,727	8,469
Foreign exchange loss	57	2,420	1,877	3,496
Depreciation and amortization	720	1,021	1,763	2,058
	88,644	95,245	178,691	186,917
Loss from operations	(5,258)	(10,223)	(17,731)	(19,655)

Income (loss) from investments accounted for by the equity method	(688)	56	(657)	185
Gain on deconsolidation	13,266	—	13,266	—
Interest on long-term debt and accretion on royalty payable	(394)	(643)	(1,206)	(1,490)
Loss on extinguishment of royalty payable	—	(2,909)	—	(2,909)
Interest and other income (loss), net of bank charges	(149)	733	192	1,199
Income (loss) before income taxes	6,777	(12,986)	(6,136)	(22,670)
Income tax expense	960	221	1,695	1,165
Net income (loss) for the period	5,817	(13,207)	(7,831)	(23,835)

Changes in foreign currency translation adjustment	(1,212)	(7,322)	(1,642)	(5,352)
Ownership share of equity method investments' other comprehensive loss	(83)	—	(83)	$—
Other comprehensive loss	(1,295)	(7,322)	(1,725)	(5,352)
Comprehensive income (loss)	$4,522	$(20,529)	$(9,556)	$(29,187)

Net income (loss) per share:
Net income (loss) per share - basic	$0.34	$(0.77)	$(0.45)	$(1.39)
Net income (loss) per share - diluted	$0.33	$(0.77)	$(0.45)	(1.39)
Weighted average common shares outstanding:
Basic	17,239,460	17,173,252	17,230,000	17,171,137
Diluted	17,488,070	17,173,252	17,230,000	17,171,137

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating activities:
Net income (loss) for the period	$5,817	$(13,207)	$(7,831)	$(23,835)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,716	2,993	4,963	6,020
Stock-based compensation expense	302	742	633	1,375
Unrealized foreign exchange loss	57	2,420	1,877	3,496
Deferred income tax (recovery)	385	125	345	(23)
(Income) loss from investments accounted for by the equity method	688	(56)	657	(185)
Interest on long-term debt and accretion on royalty payable	13	67	35	172
Change in inventory write-downs	1,023	992	1,436	1,578
Loss on extinguishment of royalty payable	—	2,909	—	2,909
Change in bad debt expense	(28)	288	(149)	372
Gain on sale of assets	—	(21)	—	(21)
Gain on deconsolidation	(13,266)	—	(13,266)	—
Other	280	—	32	—
Changes in operating assets and liabilities:
Accounts receivable	(2,743)	469	9,783	(572)
Inventories	980	(537)	(6,454)	(1,128)
Prepaid expenses	(188)	3,091	(588)	1,407
Accounts payable and accrued liabilities	7,470	287	12,195	1,050
Warranty liability	(1,007)	(1,179)	(2,027)	(2,561)
Net cash provided by (used in) operating activities	1,499	(617)	1,641	(9,946)
Investing activities:
Purchase of property, plant and equipment	(5,437)	(4,905)	(10,330)	(7,912)
Proceeds from sale of investments	20,430	—	20,430	—
Proceeds on sale of assets	434	35	569	133
Dividends received from investments accounted for by the equity method	297	—	297	—
Capital contributions to investments accounted for by the equity method	(9,900)	—	(9,900)	—
Net cash provided by (used in) investing activities	5,824	(4,870)	1,066	(7,779)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(16,388)	(10,564)	(34,077)	(21,558)
Drawings on operating lines of credit and long-term facilities	7,488	4,845	19,336	13,096
Payment of royalty payable	—	(8,687)	—	(8,687)
Net cash used in financing activities	(8,900)	(14,406)	(14,741)	(17,149)
Effect of foreign exchange on cash and cash equivalents	(803)	195	(1,297)	955
Net decrease in cash and cash equivalents	(2,380)	(19,698)	(13,331)	(33,919)
Cash and cash equivalents, beginning of period (including restricted cash)	43,902	71,963	54,853	86,184
Cash and cash equivalents, end of period (including restricted cash)	$41,522	$52,265	$41,522	$52,265

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars) Three and six months ended June 30, 2024 and 2023

Supplemental Information

Historical Segment Results
(expressed in millions of U.S. dollars)	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24
Three months ended
Light-Duty
Revenue	$62.0	$63.8	$57.5	$64.0	$66.4	$73.7	$60.2	$63.4	$63.2
Gross margin	$10.5	$11.6	$11.4	$9.0	$12.3	$12.7	$12.0	$12.1	$12.4
Gross margin %	16.9%	18.2%	19.8%	14.1%	18.5%	17.2%	19.9%	19.1%	19.6%

High-Pressure Controls & Systems
Revenue	$2.0	$4.4	$3.5	$4.7	$2.9	$2.8	$3.7	$2.5	$2.4
Gross margin	$0.2	$1.2	$1.0	$1.3	$0.8	$0.6	$1.0	$0.4	$0.4
Gross margin %	10.0%	27.3%	28.6%	27.7%	27.6%	21.4%	27.0%	16.0%	16.7%

Heavy-Duty OEM
Revenue	$12.5	$11.8	$10.2	$9.3	$12.9	$8.5	$13.5	$21.3	$12.0
Gross margin	$(0.8)	$(2.3)	$(1.1)	$(5.8)	$0.2	$1.1	$0.2	$(4.5)	$(1.1)
Gross margin %	(6.4)%	(19.5)%	(10.8)%	(62.4)%	1.6%	12.9%	1.5%	(21.1)%	(9.2)%